FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

PERMANENT FINANCING (NO. 1) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 1) PLC (Registrant)

Date May 13, 2003	David Balai (Signature)*
	By:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED (Registrant)

Date May 13, 2003	David Balai (Signature)*
	By:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED (Registrant)

Date May 13, 2003	David Balai (Signature)*
	By:	David Balai
	Title:	Director

*	Print the name and title of the signing officer under his signature

Permanent Mortgages Trustees Limited
Quarter 10/03/2003 to 10/06/2003
Monthly Report April 2003

Date of Report	01/05/2003

Mortgages
Number of Mortgages in Pool	325,507
Current Principal Balance	£17,655,165,473
Opening Trust Assets	£100
Total	£17,655,165,573
Funding Share	£8,240,591,311
Cash Accumulation Ledger Balance (Total Requirement)	£509,614,731	(To repay Permanent 1, Series 1 Class A Notes on the 10th June 2003)
Funding Share Percentage	43.78875%
Seller Share	£9,414,574,163
Seller Share Percentage	56.21125%
Minimum Seller Share (Amount)	£882,758,277
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	322,751	£17,498,070,787.70	£858,686.29	99.11%
1 - 2 months	2,292	£130,594,679.56	£839,990.19	0.74%
2 - 3 months	308	£18,718,071.06	£253,765.57	0.11%
3 - 6 months	129	£6,575,479.27	£157,515.30	0.04%
6 - 12 months	27	£1,206,455.89	£55,552.98	0.01%
12 months +	0	£–	£–	0.00%

Total	325,507	£17,655,165,473.48	£2,165,510.33	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	1	£20,783.91	£1,172.64

Properties in Possession (this month)

Number Brought Forward	0
Repossessed	1
Sold	0
Number Carried Forward	1
Average Time from Possesion to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	0*	£–
Substituted to date (since 14/06/2002)	33,044	£1,792,492,166.67

*On 6th March 2003, Permanent 2 closed. The Permanent Trust was topped-up by 186,140 accounts (to value: £19,030,551,059.95)

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.10%	39.47%
Previous 3 Month CPR Rate	3.83%	37.39%
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Permanent Mortgages Trustees Limited
Quarter 10/03/2003 to 10/06/2003
Monthly Report April 2003

Date of Report	01/05/2003

Weighted Average Seasoning in Months (by value)	39.90
Average Loan Size	£54,238.97
Weighted Average Current HPI LTV (by value)	46.07%
Weighted Average Current LTV (by value)	68.85%
Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.810%
Excess Spread
Current Month	0.482%
March 2003	0.479%
February 2003	0.424%
Product Breakdown
Fixed Rate %	26.34%
Tracker Rate %	38.29%
Other Variable Rate %	35.37%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	39,753	£940,097,032.94	5.32%
30 - 35%	11,336	£439,591,882.62	2.49%
35 - 40%	12,669	£555,223,630.41	3.14%
40 - 45%	14,096	£667,918,190.09	3.78%
45 - 50%	15,532	£801,091,180.72	4.54%
50 - 55%	16,969	£944,790,300.85	5.35%
55 - 60%	18,448	£1,112,139,309.79	6.30%
60 - 65%	19,126	£1,198,399,594.17	6.79%
65 - 70%	21,450	£1,400,397,115.31	7.93%
70 - 75%	24,521	£1,700,963,304.13	9.63%
75 - 80%	20,861	£1,332,101,764.82	7.55%
80 - 85%	28,085	£1,768,768,444.34	10.02%
85 - 90%	34,357	£2,169,852,062.13	12.29%
90 - 95%	29,278	£1,618,509,004.65	9.17%
95 - 100%	18,808	£995,014,601.04	5.64%
100% +	218	£10,308,055.47	0.06%

Totals	325,507	£17,655,165,473.48	100.00%

*     Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	86,468	£2,999,472,055.12	16.99%
30 - 35%	25,296	£1,357,674,623.76	7.69%
35 - 40%	29,252	£1,702,713,246.49	9.64%
40 - 45%	32,752	£2,007,291,590.99	11.37%
45 - 50%	32,544	£2,006,179,659.06	11.36%
50 - 55%	31,361	£1,950,057,797.03	11.05%
55 - 60%	31,815	£1,971,266,896.18	11.17%
60 - 65%	28,852	£1,750,266,411.32	9.91%
65 - 70%	15,746	£1,057,132,984.21	5.99%
70 - 75%	7,152	£503,146,815.61	2.85%
75 - 80%	2,380	£192,047,960.90	1.09%
80 - 85%	1,034	£83,440,851.53	0.47%
85 - 90%	561	£50,961,878.78	0.29%
90 - 95%	242	£19,386,740.26	0.11%
95 - 100%	50	£4,017,696.68	0.02%
100% +	2	£108,265.56	0.00%

Totals	325,507	£17,655,165,473.48	100.00%

**     Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.65%
Effective Date of Change	01/03/2003
Current HVR2 Rate	4.90%
Effective Date of Change	01/03/2003

Permanent Mortgages Trustees Limited
Quarter 10/03/2003 to 10/06/2003
Monthly Report April 2003

Date of Report	01/05/2003

Notes	Deal	Rating (Moody's/S&P/Fitch)	Outstanding	Reference Rate	Margin

Series 1 Class A	Permanent Financing No.1	P-1 / A-1+ / F1+	$750,000,000.00	1.31000%	-0.020%
Series 1 Class A	Permanent Financing No.2	P-1 / A-1+ / F1+	$1,000,000,000.00	1.31000%	-0.040%
Series 1 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.31750%	0.270%
Series 1 Class B	Permanent Financing No.2	Aa3 / AA / AA	$34,000,000.00	1.33055%	0.230%
Series 1 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.31750%	1.050%
Series 1 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$34,000,000.00	1.33055%	1.250%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.33055%	0.150%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.31750%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	1.33055%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.31750%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	1.33055%	1.450%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	1.31750%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.48748%	0.230%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	1.31750%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.48748%	0.430%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	1.31750%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.48748%	1.450%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.33055%	0.220%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	3.65000%	0.180%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	3.65000%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.48748%	0.450%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	3.65000%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.48748%	1.450%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	3.64597%	0.250%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	3.64597%	0.450%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	3.64597%	1.450%

Permanent Mortgages Trustees Limited
Quarter 10/03/2003 to 10/06/2003
Monthly Report April 2003

Date of Report	01/05/2003

Funding level Reserve Fund requirement	£161,000,000.00
Balance brought forward	£127,134,309.69
Drawings this period	£–
Top-up this period*	£–
Current Balance	£127,134,309.69
Liquidity Facility Original Amount	£107,500,000.00
Balance brought forward	£107,500,000.00
Drawings this period	£–
Liquidity Repaid this period	£–
Closing balance for period	£107,500,000.00

*Top-ups, only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:
If the Seller suffers an Insolvency Event.
If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.
If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.
If the outstanding principal balance of the trust property is less than £15.75bn to December 2007.

Asset trigger events:
If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Issuer Share	Seller Share	Funding	Seller

February 2003	£8,643,284,135.29	£3,478,576,310.00	£5,164,707,825.29	40.24600%	59.75400%
March 2003	£19,030,551,059.95	£7,730,976,579.44	£11,299,574,480.51	40.62403%	59.37597%
April 2003	£18,382,726,665.70	£7,730,976,579.44	£10,651,750,086.26	42.05566%	57.94434%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total

February 2003	£302,775,809.61	£79,723,297.78	£382,499,107.39
March 2003	£507,662,117.48	£86,969,071.90	£594,631,189.38
April 2003	£525,618,728.22	£227,456,778.32	£753,075,506.54
	£1,336,056,655.31	£394,149,148.00	£1,730,205,803.31

Principal Distribution

Month	Funding	Seller

February 2003	£–	£382,499,107.39
March 2003	£–	£594,631,189.38
April 2003	£35,333,288.00*	£717,742,218.54
	£35,333,288.00	£1,694,872,515.31

*Cash accumulation for Permanent 1, Series 1 Class B & C Notes.
Accumulated £509,614,731.26 over Dec & Jan for Permanent 1, Series 1 Class A Notes

Revenue Ledger

			Authorised
Month	Revenue Received	GIC Interest	Investment Income	Sub Total

February 2003	£35,307,648.45	£913,315.67	£–	£36,220,964.12
March 2003	£73,420,869.16	£799,066.25	£–	£74,219,935.41
April 2003	£75,089,922.10	£1,571,403.15	£–	£76,661,325.25
	£183,818,439.71	£3,283,785.07	£–	£187,102,224.78

Permanent Mortgages Trustees Limited
Quarter 10/03/2003 to 10/06/2003
Monthly Report April 2003

Date of Report	01/05/2003

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue

February 2003	£875.00	£133,424.84	£36,086,664.28
March 2003	£–	£700,060.79	£73,519,874.62
April 2003	£–	£780,271.06	£75,881,054.19
	£875.00	£1,613,756.69	£185,487,593.09

Revenue Distribution

Month	Funding	Seller

February 2003	£14,016,425.43	£22,070,238.85
March 2003	£29,909,064.96	£43,610,809.66
April 2003	£31,989,929.34	£43,891,124.86
	£75,915,419.73	£109,572,173.37

Losses Ledger

Month	Losses

Balance b/fwd	£–
February 2003	£–
March 2003	£–
April 2003	£–
Closing Balance	£–

Losses Distribution

Month	Funding	Seller	Reconciliation

February 2003	£–	£–	£–
March 2003	£–	£–	£–
April 2003	£–	£–	£–
	£–	£–	£–

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR

February 2003	4.26%	5.04%	N/A
March 2003	3.12%	4.47%	N/A
April 2003	4.10%	3.83%	N/A

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total

London & South East	66,587	£5,197,054,198.28	29.44%
Midlands & East Anglia	78,278	£4,225,103,298.70	23.93%
North	69,200	£2,756,149,612.27	15.61%
North West	57,671	£2,557,672,553.21	14.49%
South Wales & West	52,427	£2,833,985,919.33	16.05%
Unknown	1,344	£85,199,891.70	0.48%

Totals	325,507	£17,655,165,473.48	100.00%